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September 25, 2009	Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Preliminary Proxy Materials Filed September 15, 2009 File No. 0-27129
Dear Mr. Mancuso:
On behalf of Asian Financial, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated September 24, 2009 (the “Comment Letter”), regarding the above captioned Proxy Statement pursuant to Section 14(a) of the Securities
Exchange Act of 1934 on Schedule 14A (“Preliminary Proxy Statement”). In connection therewith, the Company will supplementally send six courtesy copies of Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”), marked to show changes from the Preliminary Proxy Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Amendment and this response letter were filed electronically through EDGAR today. The Amendment reflects the changes made in response to the Comment Letter.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the Amendment filed electronically through EDGAR. Capitalized terms used but not defined in this letter have the definitions set forth in the Amendment.

Mr. Russell Mancuso
September 25, 2009

1.	Please tell us how the material you will furnish to security holders in connection with the meeting will address each applicable comment in our September 24, 2009 letter to you on your Registration Statement on Form S-1 filed September 9. 2009. Also, please provide us a copy of all material that you intend to furnish to security holders in connection with the meeting. See Rule 14a-3(b).

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has revised the disclosure under the heading “Compensation Discussion and Analysis” to expand this section to provide the disclosure required by item 402(b) of
Regulation S-K regarding the salary and bonus of Xiqing Diao for the fiscal year ended June 30, 2009 on pages 22-25.

In addition, the Company respectfully advises the staff that it has revised the disclosure under the heading “Review, Approval or Ratification of Transactions with Related Persons” to expand this section to provide the disclosure required by Item 404(b)(1)(ii) of Regulation S-K regarding the standards to be applied on page 30.

The Company has included a copy of all materials that it intends to furnish to security holders in connection with the meeting. The materials are attached hereto as Exhibit A.

2.	Please revise the proxy card to provide security holders an opportunity to vote on each separate matter to be acted upon, including each amendment to your articles of incorporation.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has revised the proxy card to provide security holders an opportunity to vote on each separate matter to be acted upon, including each amendment to its articles of incorporation.

In addition, the Company respectfully advises the staff that it is no longer proposing to increase the number of its authorized capital stock. The Company’s authorized capital stock will remain 101,000,000 shares, consisting of 100,000,000 common shares and 1,000,000 preferred shares, with par value of $0.001 per share.
* * * * *
The Company believes that the Amendment and the foregoing supplemental data respond to the comments of the staff.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Russell Mancuso
September 25, 2009

The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee
Enclosure

cc.	Mr. Wenhua Guo
Asian Financial, Inc.

Mr. William Suh
Asian Financial, Inc.

Ms. Jeanie Park
Hogan & Hartson LLP

Mr. Kurt Berney
O’Melveny & Myers LLP

Mr. Marty Dunn
O’Melveny & Myers LLP

Mr. Robert Plesnarski
O’Melveny & Myers LLP

Mr. Scott Graziano
O’Melveny & Myers LLP